Ridgeway
Petroleum Corp.

02 SEP -3 AM 9:02

#82 - 1819

02049766

August 27, 2002

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N. W.
Washington 20549, D.C.
USA

SUPPL

Dear Sir/Madam:

RE: RIDGEWAY PETROLEUM CORP. - #82-1819- Formerly Brenwest Mining Limited

Enclosed for your files are two hard copies of our June 30, 2002 2nd quarterly report.

At the same time we are enclosing 2 copies of our New Release dated August 23, 2002.

Yours truly,

RIDGEWAY PETROLEUM CORP.

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

Christiane Koeksal
Office Manager

9/6

Encl./ Four

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway
Petroleum Corp.

02 SEP -3 AM 9:00

NEWS RELEASE

Listed: TSX Venture (Symbol: RGW)
Listed: Frankfurt Stock Exchange (Symbol: RWP)

Date: August 23, 2002

Ridgeway Petroleum Corp. (the "Company") has been advised that Walter B. Ruck of Calgary, Alberta, (the "Shareholder"), has acquired beneficial ownership of 410,556 common shares and 410,556 common share purchase warrants when he beneficially owned (or is deemed to beneficially own) common shares (including common shares issuable upon the exercise of incentive stock options and common share purchase warrants) representing approximately 9.0% of the issued and outstanding voting securities on a partially diluted basis of the "Company" and immediately thereafter beneficially owned (or is deemed to beneficially own) common shares (including common shares issuable upon the exercise of incentive stock options and common share purchase warrants) representing approximately 11.0% of the issued and outstanding voting securities of the Company on a partially diluted basis..

The Company is further advised that a report relating to these matters is being filed with the British Columbia, Alberta and Ontario Securities Commissions by the Shareholder. A copy of the report may be obtained from Walter B. Ruck by calling 403-266-6362 or 1-800-347-0294.

About Ridgeway Petroleum: The Company has been exploring for oil and gas in North America since 1980. Among its holdings (in the St. Johns Anticline of eastern Arizona and western New Mexico) is the largest known accumulation of undeveloped Helium and carbon dioxide (CO_2) in the world. CO_2 is critical to the enhanced oil recovery industry, while Helium is indispensable for such applications as MRI processing in hospitals, the success of NASA space shuttle missions, and research using superconducting magnets.

For more information, please contact Don Currie toll free 1-888-990-3551 or visit our website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Walter B. Ruck, President

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

BC Form 51-901F

ISSUER DETAILS

NAME OF ISSUER: Ridgeway Petroleum Corp.

FOR QUARTER ENDED: June 30, 2002

DATE OF REPORT: August 23, 2002

ISSUER'S ADDRESS: 1080, 700-4th Avenue S.W.
Calgary, Alberta
T2P 3J4

ISSUER TELEPHONE NUMBER: (403) 266-6362

ISSUER FACSIMILE NUMBER: (403) 262-5294

CONTACT NAME: J. Bruce Petrie

CONTACT'S POSITION: Chief Financial Officer

CONTACT TELEPHONE NUMBER: (403) 266-6362

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNITURE: **"Walter B. Ruck"**

PRINT FULL NAME: Walter B. Ruck

DATE SIGNED: August 23, 2002

DIRECTOR'S SIGNITURE: **"K. Barry Sparks"**

PRINT FULL NAME: K. Barry Sparks

DATE SIGNED: August 23, 2002

Ridgeway Petroleum Corp.

SCHEDULE "A"
CONSOLIDATED
FINANCIAL STATEMENTS
June 30, 2002

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED BALANCE SHEET

	June 30 2002	December 31 2001
Assets		
Current assets		
Cash	**$ 259,396**	$ 912,136
Accounts receivable	**3,813**	3,440
Prepaid expenses and deposits	**237,370**	267,378
	500,579	1,182,954
Office furniture and equipment, at cost	**109,874**	109,874
Less: Accumulated depreciation	**(80,771)**	(77,546)
	29,103	32,328
Resource properties *(Note 3)*	**37,571,289**	36,930,037
	$ 38,100,971	$ 38,145,319
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**$ 150,054**	$ 128,003
Future income tax liability	**8,035,440**	8,035,440
Shareholders' Equity		
Share capital *(Note 4)*		
Authorized		
25,000,000 preference shares of no par value		
100,000,000 common shares of no par value		
Issued		
Common shares	**58,056,711**	57,339,211
Deficit	**(28,041,340)**	(27,286,791)
Common shares acquired, at cost *(Note 4)*	**(99,894)**	(70,544)
	29,915,477	29,981,876
	$ 38,100,971	$ 38,145,319

Contingencies (Note 1)

Approved by the Board "K. B. Sparks" **Director** "W. B. Ruck" **Director**

K. B. Sparks W. B. Ruck

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Quarter ended June 30 2002	2001
Interest and other income	**$ 664**	$ 1,526
Expenses		
Depreciation	**1,612**	1,605
Foreign currency translation loss	**24,482**	4,606
Insurance	**10,301**	6,286
Legal	**57,307**	32,789
Office and equipment	**53,215**	58,068
Other	**4,772**	1,742
Other professional	**162,475**	96,652
Promotion	**14,752**	34,615
Transfer agent and stock exchange fees	**35,503**	13,041
Travel	**6,475**	3,304
Wages and salaries	**105,220**	109,484
	476,114	362,192
Loss for the period	**(475,450)**	(360,666)
Deficit, beginning of period	**(27,565,890)**	(26,405,532)
Deficit, end of period	**$ (28,041,340)**	$ (26,766,198)
Loss per share---Basic and diluted	**$ (0.01)**	$ (0.01)

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Six Months ended June 30 2002	2001
Interest and other income	$ 1,183	$ 3,219
Expenses		
Depreciation	3,225	3,211
Foreign currency translation loss (gain)	23,662	(1,725)
Insurance	19,086	10,645
Legal	69,381	38,339
Office and equipment	86,325	91,671
Other	6,863	5,768
Other professional	246,877	170,649
Promotion	27,657	57,008
Transfer agent and stock exchange fees	41,553	17,317
Travel	19,256	10,885
Wages and salaries	211,847	235,187
	755,732	638,955
Loss for the period	(754,549)	(635,736)
Deficit, beginning of period	(27,286,791)	(26,130,462)
Deficit, end of period	$(28,041,340)	$(26,766,198)
Loss per share---Basic and diluted	$ (0.02)	$ (0.02)

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter ended June 30 2002	2001
Cash (used in) provided by operating activities		
Loss for the period	$ (475,450)	$ (360,666)
Items not affecting cash		
Depreciation	1,612	1,605
	(473,838)	(359,061)
Changes in non-cash working capital	55,143	(1,634)
Cash (used in) provided by operating activities	(418,695)	(360,695)
Cash provided by (used in) investing activities		
Property expenditures	(296,483)	(251,744)
Cash provided by (used in) investing activities	(296,483)	(251,744)
Cash provided by (used in) financing activities		
Issuance of share capital for cash	398,750	1,145,001
Acquisition of common shares of the Company	(29,350)	-
Cash provided by (used in) financing activities	369,400	1,145,001
Increase (decrease) in cash	(345,778)	532,562
Cash, beginning of period	605,174	127,878
Cash, end of period	$ 259,396	$ 660,440

RIDGEWAY PETROLEUM CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months ended June 30 2002	2001
Cash (used in) provided by operating activities		
Loss for the period	$ (754,549)	$ (635,736)
Items not affecting cash		
Depreciation	3,225	3,211
	(751,324)	(632,525)
Changes in non-cash working capital	51,686	(48,524)
Cash (used in) provided by operating activities	(699,638)	(681,049)
Cash provided by (used in) investing activities		
Property expenditures	(641,252)	(591,205)
Cash provided by (used in) investing activities	(641,252)	(591,205)
Cash provided by (used in) financing activities		
Issuance of share capital for cash	717,500	1,864,633
Acquisition of common shares of the Company	(29,350)	-
Cash provided by (used in) financing activities	688,150	1,864,633
Increase (decrease) in cash	(652,740)	592,379
Cash, beginning of period	912,136	68,061
Cash, end of period	$ 259,396	$ 660,440

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002

1 *Operations*

The Company reported a loss of $754,549 for the period ended June 30, 2002 (2001 - $635,736) and working capital of $350,525 as at June 30, 2002. Continuation of operations and realization of the capitalized costs of resource properties are dependent upon the Company obtaining long term contracts for helium and CO_2, constructing the appropriate facilities and obtaining additional external financing and achieving profitable operations. Management is focussed on the activities necessary to achieve these objectives.

An assumption underlying the preparation of financial statements in accordance with generally accepted accounting principles is that the enterprise will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future and do not reflect the adjustments that would otherwise be necessary if the going concern assumption was not appropriate. These financial statements have been prepared on the going concern assumption which, in the opinion of management, is appropriate.

The objectivity and integrity of data in these financial statements, including estimates and judgements relating to matters not concluded by the period end, are the responsibility of management of the Company. In management's opinion, the financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company's accounting policies.

2 *Summary of significant accounting policies*

Principles of consolidation
The consolidated financial statements of the Company include the accounts of Ridgeway Petroleum Corp. and its wholly-owned subsidiaries Ridgeway Texan Oil Co. and Ridgeway Petroleum (Florida), Inc. ("RF").

The consolidated financial statements of RF include the results of its wholly-owned subsidiary, Arizona Resources Industries, Inc. and its wholly-owned subsidiaries, Ridgeway Arizona Oil Corp. and Ridgeway Industries, Inc.

Foreign currency translation
The operations of the Company's foreign subsidiaries are classified as fully integrated. Assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Expenses are translated at average exchange rates prevailing during the period with the exception of write-downs, which are translated at historical rates. Exchange gains or losses are included in earnings.

Depreciation
Office furniture and equipment are depreciated using the declining balance method at a rate of 20% per year.

Resource properties
The Company's resource property activities are accounted for using the preproduction or development stage method. Direct expenditures are initially capitalized, net of recoveries, and written off if no reserves are found. Other costs are expensed until development commences.

Income taxes
Income taxes are recorded using the liability method of accounting. Under this method, future income tax liabilities are determined by applying the tax rate at the end of the accounting period to the temporary differences between the accounting and tax bases of the Company's assets and liabilities. The future benefit of current and past tax losses is recognized whenever it is more likely than not that the Company will be able to generate sufficient future taxable income to utilize the tax losses before they expire.

Stock option plan
The Company periodically grants stock options to directors and employees of the Company. No compensation is recognized when the stock options are issued or exercised. The consideration paid upon exercise of stock options is credited to share capital.

Per share data
Effective January 1, 2001, the Company adopted the new accounting standard relating to the calculation and disclosure of per share information. Under the new standard, diluted per share information is calculated using the treasury stock method. The treasury stock method assumes the notional exercise of all in-the-money stock options and that all notional proceeds to the Company are used to repurchase the Company's common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti-dilutive.
The weighted average number of shares outstanding during the period, which was used for purposes of the computation of per share data, was 36,832,500 (2001-34,715,700).

3 Resource properties

	June 30	
	2002	**2001**
Balance, beginning of period	**$ 36,930,037**	$ 36,019,114
Add: Expenditures	**641,252**	591,205
Balance, end of period	**$ 37,571,289**	$ 36,610,319

Resource property expenditures were incurred on the Company's Arizona and New Mexico leases. Of the expenditures, approximately $20 million comprise resource property costs which are without tax basis. The balance of the expenditures comprise primarily drilling costs and include approximately $4,051,500 of lease acquisition and rental costs (2001-$3,338,000).

4 Share capital

	June 30, 2002		June 30, 2001	
	Number	**Amount**	**Number**	**Amount**
Balance, beginning of period	**36,621,013**	**$ 57,339,211**	34,070,973	$ 54,199,388
Issued for cash				
Private placements	**-**	**-**	555,556	1,000,001
Warrants	**140,000**	**280,000**	956,332	864,632
Incentive stock options	**350,000**	**437,500**	-	-
Balance, end of period	**37,111,013**	**$ 58,056,711**	35,582,861	$ 56,064,021

At June 30, 2002, currently exercisable stock options to purchase 3,635,000 common shares (December 31, 2001- 3,610,000 common shares) at exercise prices ranging from $1.25 to $3.50 were outstanding. The weighted-average exercise price is $2.32 and the weighted-average remaining contractual life is approximately 21 months. During the period, 375,000 stock options were issued at exercise prices ranging from $2.90 to $3.00 and 250,000 stock options were extended at an exercise price of $3.30. Common share purchase warrants to purchase 470,556 common shares at exercise prices of $2.00 and $2.10 were also outstanding. To June 30, 2002, the Company had acquired 52,900 of its common shares, pursuant to a normal course issuer bid, at a cost of $99,894.

The Company accounts for its stock-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for share options granted to employees and directors. As now required by Canadian Generally Accepted Accounting Principles, the impact on compensation costs using the fair value method, had such compensation costs been recorded in the Statement of Operations, must be disclosed. If the fair value method had been used for the options granted and extended in the period, the Company's loss for the period would have increased from $754,549 to $1,788,841 and the loss per share would have increased from $0.02 to $0.05 per basic and diluted share, all on a pro forma basis.

The fair value of each option granted or extended is estimated on the date of grant or extension using the Black-Scholes option-pricing model with the following weighted average assumptions: risk free interest rate--3.0%, expected lives (years)--2.0, expected volatility--1.10. The weighted average grant-date fair value of the options granted and extended during the period was $1.65 per option.

5 *Income taxes*

At December 31, 2001, the Company and its subsidiaries also had unrecognized non-capital losses and oil and gas tax deductions aggregating approximately $13.3 million (of which approximately $5.9 million relates to a U.S. subsidiary). The potential benefit of these losses has not been recognized in these financial statements. The non-capital losses of approximately $5.6 million expire over various years up to 2009; the losses of the U.S. subsidiary are available to be utilized over the next twenty years, and the oil and gas tax deductions have unlimited carryforwards.

6 *Segmented information*

The Company operates in Canada and the United States in the oil and gas and mineral exploration industries.

For the period ended June 30, 2002, the Company had a loss of $754,549. Approximately $405,128 of this loss pertains to the U.S. operations.

	June 30, 2002		
	Canada	U.S.A.	Total
Office furniture and equipment	$ 71,426	$ 38,448	$ 109,874
Less: Accumulated depreciation	(55,196)	(25,575)	(80,771)
Resource properties	-	37,571,289	37,571,289
Corporate assets	244,898	255,681	500,579
Total assets	$ 261,128	$ 37,839,843	$ 38,100,971
Capital expenditures	$ -	$ 641,252	$ 641,252

For the period ended June 30, 2001, the Company had a loss of $635,736. Approximately $312,697 of this loss pertains to the U.S. operations.

	December 31, 2001		
	Canada	U.S.A.	Total
Office furniture and equipment	$ 71,426	$ 38,448	$ 109,874
Less: Accumulated depreciation	(53,396)	(24,150)	(77,546)
Resource properties	-	36,930,037	36,930,037
Corporate assets	910,654	272,300	1,182,954
Total assets	$ 928,684	$ 37,216,635	$ 38,145,319
Capital expenditures	$ 7,239	$ 910,923	$ 918,162

7 Financial instruments

The Company's financial assets and liabilities that are included in the consolidated balance sheet comprise cash, accounts receivable and current liabilities. The fair values of the financial assets and liabilities that are included in the consolidated balance sheet approximate their carrying amount.

8 Comparative amounts

Certain amounts relating to 2001 have been restated to conform with the presentation adopted in 2002.

BC Form 51-901F
Schedule "B": Supplementary Information

1. Analysis of expenses and deferred costs--Schedule "A"

- Resource property expenditures for the six months ended June 30, 2002 were $641,252 and included primarily lease rental costs.
- Other professional expenses of $246,877 include consulting fees related to the ongoing development of its St. Johns Helium/CO_2 Project in eastern Arizona and western New Mexico.
- Office and equipment expenses of $86,325 include rent ($27,316), telephone ($22,928), postage and delivery ($12,382), printing and supplies ($8,384) and equipment rental ($6,561).

2. (a) Securities Issued

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price	Total Proceeds	Type of Consideration Paid
02/04/20	Common Share	Exercise of Incentive Stock Option	100,000	$1.25	$125,000	Cash
02/06/12	Common Share	Exercise of Incentive Stock Option	75,000	$1.25	$93,750	Cash
Various	Common Share	Exercise of Common Share Purchase Warrant	90,000	$2.00	$180,000	Cash

(b) Options Granted

Name	Date of Option	Expiry Date	Exercise Price	Number of Shares
J. P. Dorrier	May 23, 2002	May 23, 2005	$2.95	200,000
D. J. Currie	June 25, 2002	June 25, 2005	$3.00	75,000

3. (a) **Authorized and Issued**

Authorized capital	
Preference Shares	25,000,000
Common Shares	100,000,000
Issued and outstanding	
Preference Shares	1,000
Common Shares	37,111,013

(b)(i) Warrants Outstanding

Number of Share Purchase Warrants	Exercise Price	Expiry Date
415,556	$2.00	July 10, 2002
55,000	$2.10	January 8, 2003

(b)(ii) Options Outstanding

Name	Number of Shares	Exercise Price	Expiry Date
W. B. Ruck	200,000	$3.50	July 24, 2003
	125,000	$1.25	May 5, 2003
	60,000	$1.75	March 1, 2004
	175,000	$1.80	November 1, 2004
T. W. Ruck	100,000	$3.50	July 24, 2003
	75,000	$1.25	May 5, 2003
	20,000	$1.75	March 1, 2004
	100,000	$1.80	November 1, 2004
D. J. Currie	100,000	$3.50	July 24, 2003
	250,000	$3.30	February 5, 2004
	20,000	$1.75	March 1, 2004
	125,000	$1.80	November 1, 2004
	75,000	$3.00	June 25, 2005
T. L. Kraus	75,000	$1.25	May 5, 2003
	25,000	$1.75	March 1, 2004
	100,000	$1.80	November 1, 2004
L. S. Melzer	100,000	$3.50	July 24, 2003
	40,000	$1.75	March 1, 2004
	125,000	$1.80	November 1, 2004
K. B. Sparks	100,000	$3.50	July 24, 2003
	75,000	$1.25	May 5, 2003
	20,000	$1.75	March 1, 2004
	100,000	$1.80	November 1, 2004

M. C. Vukets	75,000	$1.25	May 5, 2003
	20,000	$1.75	March 1, 2004
	100,000	$1.80	November 1, 2004
	100,000	$2.90	January 23, 2005
J. P. Dorrier	200,000	$2.95	May 23, 2005
J. B. Petrie	150,000	$3.50	July 24, 2003
	100,000	$1.25	May 5, 2003
	40,000	$1.75	March 1, 2004
	200,000	$1.80	November 1, 2004
E. E. Thornton	75,000	$1.25	May 5, 2003
	20,000	$1.75	March 1, 2004
	75,000	$1.80	November 1, 2004
C. G. Tanner	50,000	$3.50	July 24, 2003
	5,000	$1.75	March 1, 2004
	50,000	$1.80	November 1, 2004
C. Koeksal	50,000	$1.80	November 1, 2004
T. T. White	50,000	$3.50	March 1, 2004
	15,000	$1.75	March 1, 2004
	75,000	$1.80	November 1, 2004

(c) Escrowed Shares

Nil

(d) Directors and Officers

Donald J. Currie, Thayne L. Kraus, L. Stephen Melzer, Timothy W. Ruck, Walter B. Ruck, K. Barry Sparks, Michael C. Vukets, J. Bruce Petrie and C. Koeksal.

August, 2002

BC Form 51-901F

SCHEDULE"C": MANAGEMENT DISCUSSION AND ANALYSIS FOR THE QUARTER ENDED JUNE 30, 2002

General

Ridgeway Petroleum Corp. ("Ridgeway" or the "Company") is principally engaged in the business of development of its helium and carbon dioxide ("CO_2") project (the "St. Johns Helium/CO_2 Project") in eastern Arizona and western New Mexico. The Company currently owns a 100% working interest in leases covering approximately 280,000 acres and has spent approximately $37,571,289 to date in acquiring, exploring and developing the St. Johns Helium/CO_2 Project.

Pursuant to the normal course issuer bid announced in September 2001, the Company has purchased 85,200 of its common shares at a cost of $168,405. All shares purchased by the Company will be held by the Company to be dealt with at a later date.

In June 2002, the Company announced that effective Friday June 21st, 2002, Ridgeway Petroleum Corp. would begin trading on the Frankfurt Stock Exchange in Germany (Trading Symbol: RWP). Ridgeway sought the listing on this respected European exchange as a result of European institutional investors having expressed a strong interest in the equity of the company and the opportunity to initiate coverage of Ridgeway Petroleum through their respective firms. This interest may be due to the newly formed "strategic relationship" between Ridgeway and the French Corporation, Air Liquide, concerning Ridgeway's extensive Helium/CO_2 holdings in the USA.

The Frankfurt listing coupled with its TSX Venture listing secures a much greater global participation for the investment community at large in the ongoing achievements of Ridgeway. Ridgeway Petroleum is currently aggressively pursuing immediate and ongoing European analytical and media coverage of our project.

In June 2002, the Company also announced the grant, subject to regulatory approval, of an incentive stock option entitling the purchase, for a period of three years, of up to 75,000 shares of the Company at a price of $3.00 per share.

In July 2002, the Company announced the July 4 start-up of the FLO-CO_2 liquids plant located within the Company's St. Johns Helium / CO_2 project field on property leased from and adjacent to the Springerville Generating Station owned by Tucson Electric Power. Pursuant to the twenty-year contract, Ridgeway will supply crude CO_2 at the wellhead to the FLO-CO_2 owned and operated facilities.

Based on the current demand in the area, FLO-CO_2 has indicated there will be an early ramp up from the initial production rate of 100 tons per day. During the period of the contract, FLO-CO_2 has the option to expand to 1,000 tons per day. This production represents Ridgeway's first cash flow from the St. Johns project.

In July 2002, the Company also announced the appointment of John P. Dorrier to its Board of Directors effective immediately. Mr. Dorrier is Chairman and Chief Executive Officer of Gulfsands Petroleum Ltd., a company he founded in 1997. He holds BSc. degrees in Physics and Geophysics from University of Utah. During his career, John has originated and participated in highly successful exploration and production projects in North and South America, Australia, Africa and the Middle East.

The Company also announced that it had recently received approximately $1,111,000 from the exercise of common share purchase warrants. Since the beginning of the year, the Company has received a further $437,500 from the exercise of employee stock options. The Company is well positioned financially as it continues to develop its St. Johns Helium/CO_2 Project.

Management's Discussion and Analysis relating to the consolidated financial statements for the six months ended June 30, 2002 and 2001 follows.

Since early 1997, the Company has completed a number of private placements for gross proceeds of approximately $28.4 million including proceeds from the subsequent exercise of common share purchase warrants issued in conjunction with such private placements. In addition, a further $1.3 million has raised through the exercise of incentive stock options. Of these amounts, approximately $3.9 million has been raised since the beginning of 2001.

To date, Ridgeway has expended most of the proceeds on the drilling of eighteen exploratory and delineation wells, including coring, casing, drill stem testing, completions and production testing as well as lease acquisition and maintenance and the completion of feasibility studies and resource evaluations regarding development of a commercial project.

The results of these activities have established that the Company's St. Johns Helium/CO_2 Project has significant gas in place and is a world class asset. It is not necessary to incur significant additional expenditures to further establish the value of this asset.

In May 2002, as a key step in the development process, the Company signed a letter of intent with Air Liquide America Corporation ("Air Liquide") to negotiate a definitive agreement to develop a long-term strategic alliance for purchasing and marketing the Company's vast accumulation of helium.

Previously, Ridgeway had signed an agreement with CIG Resources Company ("CIG"), a subsidiary of El Paso Corporation (NYSE-EP), to jointly explore and evaluate the California CO_2 market for enhanced oil recovery opportunities and the helium market for the possible development of the Company's helium and CO_2 holdings. During the term of the agreement, CIG will have the right to jointly determine with Ridgeway, the feasibility of such a project.

The project contemplates the development of the field including the drilling of additional wells, adding any necessary field compression and installing gathering pipelines, the construction and operation of the helium processing plant and related facilities and construction and operation of a CO_2 pipeline to customers in California. Upon determination that the project is feasible, it will be subject to the negotiation and execution of a definitive agreement.

While continuing to develop the Project, the Company's objective is to monitize this asset and thereby create value for our shareholders. As part of this process, the Company continues to actively explore strategic alternatives, which could include the formation of a strategic alliance or joint venture, or the possible merger or business combination of Ridgeway with another entity. As described above, the alliances with Air Liquide and CIG are major steps in this process.

Liquidity and Capital Resources

At June 30, 2002, the Company had working capital of $350,525.

Ridgeway has demonstrated the ability to raise the necessary capital, as it is required. As the Company does not believe its current share price reflects the value of the Company, each recent financing has been relatively modest in order to minimize the impact of the dilution on existing shareholders.

The Company has spent sufficient funds to establish size and value of the St. Johns Helium/CO_2 Project. The Company's financial objective is to have adequate funds available to maintain the lease position and to pay the general and administrative expenses while efforts continue to monitize the asset.

The Company will continue to require additional funds. Ridgeway believes that it has access to sufficient equity capital to maintain the asset during this period. In addition, there are common share purchase warrants and incentive stock options outstanding, which when exercised, could provide funds of approximately $9.0 million. If the Company is unable to raise sufficient funds, there is a risk of a number of leases expiring with a corresponding reduction in the value of the asset.

To date, all of the Company's fundings have been done in Canadian dollars. However, as the Company's major asset is located in the United States, the majority of its operations are conducted in U.S. dollars. This has resulted in the Company being exposed to the impact of a fluctuating Canadian dollar. Ultimately, it is the Company's objective to obtain U.S. funding and thereby reduce the foreign exchange exposure.

Revenues from the sale of crude CO_2 to FLO-CO_2 Inc. for their liquids plant which commenced operations in July, will provide an additional source of funds for the Company to further develop the St. Johns Helium/CO_2 Project. These revenues will also provide a source of U.S dollars. While the initial operating cash flows will be relatively modest, the revenues are anticipated to grow as the plant capacity increases during the 20-year term of the contract.

Results of Operations
Six Months Ended June 30, 2002 and 2001

During the first six months of 2002, the Company incurred a loss of $754,549 compared to a loss of $635,736 during the same period in 2001.

While there has not been a particular reduction in the level of activity between the two periods, there has been a change in the mix of certain expenses. In 2002, the increase in legal and other professional includes costs for the preparation of the proposed unitization agreement for the Arizona portion of the project lands. In 2001, promotion reflects the Company's efforts to raise the profile of the Ridgeway and facilitate the raising of additional capital. These activities

included a radio interview, corporate material published both on the Internet and in a daily investment publication. The increase in transfer agent and stock exchange fees results from the listing of the Company on the Frankfurt Stock Exchange in Germany as described above. The decrease in salaries in the current period is the result of a reduction in employee benefits costs.

The level of activity continues to be consistent with the Company having established the size and value of the Project. The Company has sufficient resources to continue the development of the project and will utilize consultants, as it is required.

Further losses will be incurred during this development stage of the St. Johns Helium/CO_2 Project. Profitability will not occur until the Project is fully developed and Helium and/or CO_2 is flowing to markets. The startup of the liquids plant represents the initial operating revenues from the Project.

Resource property expenditures were $641,252 in the period compared to $591,205 in the prior period, all of which were attributable to the St. Johns Helium/CO_2 Project.

Results of Operations
Quarter Ended June 30, 2002 and 2001

A loss of $475,450 was incurred during the quarter ended June 30, 2002 compared to a loss of $360,666 during the same period in 2001.

While there has not been a particular reduction in the level of activity between the two periods, there has been a change in the mix of certain expenses. In 2002, the increase in legal and other professional includes costs for the preparation of the proposed unitization agreement for the Arizona portion of the project lands. In 2001, promotion reflects the Company's efforts to raise the profile of the Ridgeway and facilitate the raising of additional capital. These activities included a radio interview, corporate material published both on the Internet and in a daily investment publication. The increase in transfer agent and stock exchange fees results from the listing of the Company on the Frankfurt Stock Exchange in Germany as described above.

Resource property expenditures were $296,483 in the period compared to $251,744 in the prior period, all of which were attributable to the St. Johns Helium/CO_2 Project.

Potential Risks and Uncertainties

In addition to the risks and uncertainties identified above, this Management's Discussion and Analysis contains several forward-looking statements, which are also subject to unknown and uncertain risks, uncertainties and other factors that could cause actual results to differ materially from any future results expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and should be aware the Company is under no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.